UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURES
EX-99.7

LDK SOLAR CO., LTD.
The form of underwriting agreement attached as exhibit 99.7 to this 6-K report replaces exhibit 99.6 to our 6-K report filed on January 31, 2011 and is incorporated by reference into our registration statement on Form F-3 as filed on January 26, 2011 (No. 333-171877), as exhibit 1.1 thereto as contemplated therein.

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Exhibit Index

Exhibit Number	Description

Exhibit 99.7	Form of Underwriting Agreement among LDK Solar Co., Ltd., LDK New Energy Holding Limited, Xiaofeng Peng, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai

Name: Jack Lai
Title: Chief Financial Officer
Date: January 31, 2011

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